Exhibit (a)(1)(j)

Corporate Contact:
Ioannis Zafirakis
Director, Interim Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com

Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES PRELIMINARY RESULTS OF SELF TENDER OFFER FOR SHARES OF COMMON STOCK

ATHENS, GREECE, January 29, 2021 - Diana Shipping Inc. (NYSE: DSX) (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced the preliminary results of its tender offer to purchase up to 6,000,000 shares of its common stock, par value $0.01 per share, at a price of $2.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The tender offer expired at 5:00 P.M., Eastern Time, on January 28, 2021.
Based on a preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, the total number of shares tendered in the tender offer was 9,711,973.2069 shares.  In addition, there were 238,692 shares tendered pursuant to the guaranteed delivery procedure described in the tender offer documents. Because the preliminary information received from the depositary indicates that the tender offer was oversubscribed, it is expected that the number of shares that the Company will purchase from each tendering shareholder will be prorated so that the Company purchases a total of 6,000,000 shares in the tender offer for an aggregate purchase price of approximately $15 million.
The number of shares of common stock expected to be purchased by the Company, the aggregate purchase price for the shares, and the proration factor are preliminary and subject to final confirmation by the depositary and the proper delivery of shares tendered, including shares tendered pursuant to the guaranteed delivery procedure. The final results of the tender offer, including the final proration factor, will be announced promptly following completion of the confirmation process. Payment for shares of common stock accepted for purchase by the Company will be made in accordance with the terms of the tender offer promptly following final confirmation of the number of shares tendered and the final proration factor, and taking into account adjustments to avoid purchases of fractional shares. Certificates for all shares tendered and not purchased, including shares not purchased due to proration will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares to the tendering pursuant to the terms of the tender offer.
If shareholders have any questions, please call our information agent, Georgeson LLC, by telephone, toll free at (800) 248-7690.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.
Certain Information Regarding the Tender Offer
The information in this press release describing the Company’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of the Company’s common stock in the tender offer. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that the Company is distributing to its shareholders, as they may be amended or supplemented. Shareholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer. Shareholders of the Company may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that the Company is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Georgeson LLC, the information agent for the tender offer, toll free at (800) 248-7690. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Georgeson LLC, the information agent for the tender offer, toll free at (800) 248-7690. Parties outside the U.S. can reach the information agent at +1-781-575-2137.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.